EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended June 30,
	2014	2013
Income from continuing operations before income taxes	$355	$157
Add (deduct):
Fixed charges	130	195
Capitalized interest	(3)	(3)
Amortization of capitalized interest	6	3
Equity in (earnings) losses related to equity method investees	3	(4)
Adjusted earnings	$491	$348
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$113	$179
Capitalized interest	3	3
Portion of rents representative of the interest factor	14	13
Total fixed charges	$130	$195
Ratio of earnings to fixed charges	3.8	1.8